UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from__________to__________

Commission file number 0-9692

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.
One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563
 (Address of principal executive office and zip code)

(630)378-8800
(Registrant's telephone number, including area code)

Financial Statements
Tellabs Operations, Inc.,
a wholly owned subsidiary of Tellabs, Inc.,
Profit Sharing and Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Employer Identification No. 36-3831568
Plan #001

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc.,
Profit Sharing and Savings Plan

Financial Statements

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors.......................................................................................... 1

Financial Statements

Report of Independent Auditors

Board of Trustees
Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc.,
Advantage Program

We have audited the accompanying statements of assets available for benefits of the Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
May 14, 2003

EIN 36-3831568
Plan #001

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc.,
Profit Sharing and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2002	2001

Plan's interest in the Master Trust	$183,199,029	$239,287,814
Employer contributions receivable	1,335,178	1,388,337
Assets available for benefits	$184,534,207	$240,676,151

See accompanying notes.

EIN 36-3831568
Plan #001

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc.,
Profit Sharing and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Contributions:
Employer	$9,027,136	$11,081,617
Participants	18,559,037	27,833,160
	27,586,173	38,914,777
Transfer from other plans	966,686	622,251
Total additions	28,552,859	39,537,028

Deductions
Plan's net investment loss from the Master Trust	(42,872,251)	(142,194,735)
Distributions to participants	(41,531,812)	(22,672,457)
Forfeitures	(290,740)	(113,897)
Total deductions	(84,694,803)	(164,981,089)
Net decrease	(56,141,944)	(125,444,061)
Assets available for benefits:
Beginning of year	240,676,151	366,120,212
End of year	$184,534,207	$240,676,151

See accompanying notes.

EIN 36-3831568
Plan #001

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc.,
Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of Plan

The following description of the Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering all U.S. employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Additionally, in order to receive Company matching and profit-sharing contributions, eligible employees must be employed by the Company for at least nine months and have completed 1,000 hours of service in a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participates in the Tellabs Operations, Inc. Advantage Program trust (the Master Trust) along with the Tellabs Operations, Inc. Retirement Plan.

Effective June 28, 2002, the Ocular Networks, Inc. 401(k) Plan (Ocular Plan) merged into the Plan.

On February 8, 2001, assets from the Salix Technologies, Inc. 401(k) Plan were transferred to the Plan.

Contributions

Each year, participants may elect to contribute, on a before-tax basis, between 1% and 20% (15% prior to January 1, 2002) of their eligible annual compensation. For 2002 and 2001, the Company contributed to the Plan an amount equal to each eligible participant's before-tax contribution, limited to 3% of the participant's eligible compensation for the year (the Match Contribution). In addition, the Company contributes, quarterly, 0.5% of each eligible participant's eligible compensation (the Profit Sharing Contribution).

Participants must be employed on the last day of the quarter to be eligible for the Profit Sharing Contribution. The full amount of the Company's Profit Sharing Contribution, $1,345,784 and $1,270,757 in 2002 and 2001, respectively, is automatically invested in the Tellabs, Inc. Stock Fund. Participants may not transfer their Profit Sharing Contribution balances from the Tellabs, Inc. Stock Fund until attaining age 55.

The Company's Board of Directors may authorize additional discretionary contributions to the Plan, and in 2002 and 2001 it did so in the form of a contribution equal to the value of participant's forfeited vacation time (up to one week), based on 75% of total pay, as defined. This amount is subject to the same investment and vesting rules as the Profit Sharing Contribution. The Vacation Rollover contribution is made in the calendar year following the year in which the forfeiture would have occurred. The Company contributed approximately $636,000 and $597,000 as Vacation Rollovers for the Plan years 2002 and 2001, respectively.

Participants' Accounts

The Plan administrator maintains an account in the name of each participant, which reflects the participant's share of the Employer contributions, participant contributions, and the participant's share of earnings or losses of the respective investment funds. Forfeited balances of terminated participants' nonvested Profit Sharing Contributions, plus actual earnings thereon are used to reduce future Company contributions. The balance of forfeited nonvested Profit Sharing Contributions was not material as of December 31, 2002 and 2001.

Vesting

Participants are immediately vested in their contributions and the Company's Match Contribution, plus actual earnings thereon. Vesting in the Company's Profit Sharing Contribution and Vacation Rollover portions of their accounts, plus actual earnings thereon, is based on years of service. A participant is 100% vested upon completion of five years of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant's loan account.

Payment of Benefits

Prior to February 1, 2002, upon termination of service, retirement, disability, or death, a participant or beneficiary may elect to receive a lump-sum amount equal to the vested value of the participant's account or monthly, quarterly, semiannual, or annual installments over a period not to exceed the life expectancy of the participant or the joint life expectancies of the participant and an individual beneficiary. If the participant's vested account balance does not exceed $5,000, the participant's vested account balance will be distributed in a lump-sum payment. Prior to February 1, 2002, distributions from a Coherent Plan account must be made in the form of a Qualified Joint and Survivor Annuity unless the participant has elected to not receive a Qualified Joint and Survivor Annuity.

Effective February 1, 2002, upon termination of service, retirement, disability, or death, participants may receive only a lump-sum amount equal to the vested value of their accounts (excluding Ocular Plan accounts).

Effective September 5, 2002, distributions from Ocular Plan account must be made in the form of a lump-sum amount.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States.

Investment Valuation

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Master Trust at year-end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange. The market value for short-term investments is cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan's percentage interest in the net assets of the Master Trust as of December 31, 2002 and 2001, was approximately 79% and 80%, respectively. Investment income (loss) is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

Administrative Costs

All administrative costs are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. Investment in Master Trust

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which is automatically allocated to the Tellabs, Inc. Stock Fund) in any of the investment fund options offered by the Plan. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds.

The following table presents assets held by the Master Trust:

	December 31
	2002	2001
Investments at fair value as determined by quoted market price
Registered investment companies:
American Funds Group – Bond Fund of America	$ –	$12,276,546
American Funds Group – American Balanced Fund	26,555,696	34,525,445
Barclays Equity Index Fund	10,959,247	15,518,231
Fidelity Contra Fund	25,304,393	30,035,394
American Funds Group &ndash EuroPacific Growth Fund	19,910,643	25,247,568
20th Century Ultra Investors Fund	21,642,981	31,679,685
SSGA Small Cap Fund	–	5,743,654
Washington Mutual Investors Fund	22,005,014	28,909,423
AIM Small Cap Growth Fund	2,955,871	–
Artisan Small Cap Value Fund	3,127,120	–
PIMCO Total Return Fund	15,492,415	–
Equities:
Tellabs, Inc. common stock	28,869,435	54,317,794
	176,822,815	238,253,740
Investments at estimated fair value
Money market funds:
SSGA Money Market Fund	28,159,538	28,616,680
ABNAMRO Income Plus Fund	22,214,111	19,081,367
Northern Trust Short-Term Investment Fund	415,148	659,585
Participant loans	5,475,285	9,327,016
	56,264,082	57,684,648
401(h) account – Short-Term Investment Fund	6,424,343	3,893,240
Total investments	239,511,240	299,831,628
Accrued income	175,600	154,198
Assets	$239,686,840	$299,985,826

The investment income (loss) of the Master Trust for the years ended December 31 is summarized as follows:

	2002	2001

Interest and dividend income	$4,442,347	$801,109
Interest income – 401(h) account	96,039	87,731
Net realized and unrealized depreciation in fair value of investments:
Registered investment companies	(25,340,782)	(9,791,405)
Tellabs, Inc. common stock	(27,617,565)	(135,975,199)
Total net depreciation	(52,958,347)	(145,766,604)
	$(48,419,961)	$(144,877,764)

4. Nonparticipant‐Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2002	2001
Investments, at fair value:
Tellabs, Inc. common stock	$3,443,095	$5,084,325

Changes in net assets:
Interest and dividend income	$1,508	$5,343
Net realized and unrealized depreciation in fair value of investments	(2,764,247)	(12,127,450)
Employer contributions	1,942,767	1,754,871
Distributions	(808,590)	(591,944)
Interfund transfers	(12,668)	(75,504)
	$(1,641,230)	$(11,034,684)

5. Reconciliation to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Assets available for benefits per the financial statements	$184,534,207	$240,676,151
Amounts allocated to withdrawn participants	(1,461)	(761)
Assets available for benefits per the Form 5500	$184,532,746	$240,675,390

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter and has applied for a new determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

7. Subsequent Events

Effective January 1, 2003, participants may contribute up to 50% of eligible annual compensation to the plan.

Effective July 1, 2003, eligible employees can participate in the Plan as soon as administratively possible after completing one hour of service.

Effective July 1, 2003, the Company matching contribution will increase to 4% of participants' eligible compensation, subject to the limits established by the Internal Revenue Service. In addition, participants will immediately be eligible for this matching contribution and contributions will be immediately vested.

Effective July 1, 2003, the .5% Profit Sharing contribution made to the Plan will cease. In addition, effective this date, all participants actively employed by Tellabs on April 1, 2003 are immediately vested in their Profit Sharing account.

Effective July 1, 2003, the Company may make a fully vested discretionary retirement contribution to all eligible employees of the Plan.

Effective July 1, 2003, participants can direct Company contributions into any of the funds offered by the Plan. Company contributions will not automatically be invested into the Tellabs, Inc. Stock Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan

/s Michael C. Smiley
Michael C. Smiley
VP International Finance

June 30, 2003
(Date)